August 23, 2011

William H. Thompson, Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:          Rotate Black, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010.
    Filed November 8, 2010
Form 10-K for the Fiscal Year Ended June 30, 2009,
    Filed October 13, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2009, December 31, 2009,
    March   3331, 2010 and December 31, 2010
    Filed November 17, 2009, February 16, 2010, May 17, 2010 and February 15,2011
File No. 333-44315

Dear Mr. Thompson,

The above-referenced registrant, Rotate Black, Inc., is in receipt of your letter, dated August 9, 2011, addressed to Mr. John Paulsen, Principal Financial Officer of the registrant. Your letter sets forth that as of the date of your letter, a number of comments of the Securities and Exchange Commission with respect to the above-referenced filings remain outstanding and unresolved.

Although we are currently preparing responses to such comments and the necessary amended filings, we have not been able to meet your requested response date of August 22, 2011, due to our limited resources. We do have much of it completed, as demonstrated by our earlier responses.

We will be continuing towards our completion of these preparing responses to such comments and the necessary amended filings and expect to have them completed by September 20, 2011.

We thank you for your patience. Should you or the other members of the staff have questions regarding this response, you should contact the undersigned at the registrant’s principal executive offices listed above or at (231) 347-0777.

Very truly yours,

Rotate Black, Inc.

By:	/s/ John Paulsen
John Paulsen
Principal Financial Officer